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news release

NR RGI 6  November 21, 2005

Radius Provides Natividad Update

Vancouver: Simon Ridgway, President of Radius Gold Inc (“Radius”) is pleased to provide an update on the Natividad project in Nicaragua, operated under joint venture by Meridian Gold Inc. (“Meridian”).  Meridian anticipate a second phase of drilling at Natividad commencing in February 2006.

Since October 15, 2004 Meridian’s technical team has completed an extensive work program at Natividad, and Radius recently received a 43-101 compliant report, authored by Meridian’s Senior Project Geologist, Mark Hawksworth, dated November 6, 2005, summarizing the results of Meridian’s Phase 1 exploration.  In conclusion, the report states “…although Phase I drill results did not match expectations, there are a number of known and conceptual targets that warrant a second phase of exploration.  There is still the possibility to locate +1.0 million ounces of gold within the highly prospective volcanic-hosted epithermal systems in the Joint Venture area.”  Work completed by Meridian to date includes the following:

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Diamond drilling of 44 holes (6,396m) in 11 veins on the Natividad I Concession.

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Identified a conceptual target of up to 587,000 tonnes at 13.3g/t Au (250,900oz gold) in three shoots.

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A 4500-line km regional airborne magnetic/ radiometric survey, covering a 40 km long, 10-km wide prospective belt extending from Pavon to La Patriota.

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Reconnaissance geologic, alteration and structure mapping and sampling of four outlying geochemical anomalies identified by Radius geologists in 2003-2004, including the La Patriota, Kuskawas, Las Vallas and El Pastal areas.

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Completion of an extensive soil sampling grid covering the Pavon, Arco Iris, Las Brisas/Manceras and Babaska/La Gloria vein systems on the Natividad I Concession.

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Detailed geologic mapping of the Pavon Norte and Sur, Arco Iris, Las Brisas and El Cielo Veins.

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Ground geophysics (VLF) to characterize response of the Pavon Norte, Sur and Ahumada veins.

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2005 Drilling

Radius has received the final batch of drill results for the outstanding 10 holes from the 2005 Natividad drill program.  Hole 38, drilled into the Pavon Central zone, returned 17.6g/t Au over 1.1m.  This hole has extended the strike length of the high grade section at Pavon Central to the north.  The intersection is 40m below a trench which originally returned very weak gold results, suggesting that the high grade shoots at Pavon are not vertical.  There were no other significant results from the remaining holes.

Forty-four core holes totaling 6,396m were drilled to test priority targets in eleven veins at Natividad. Robust vein/stockwork/breccia zones up to 18m wide were intersected in the Pavon Norte, Pavon Central, Pavon Sur, Ahumada, Candida 1 and Las Brisas veins.  Gold values over +5.0 g/t were intersected in four of the 11 veins drilled (Pavon Norte, Pavon Central, Ahumada and Las Brisas).

Mineral Inventory and Grade

A polygonal +5.0 g/t Au Mineral Inventory estimate was calculated by Meridian for three partially defined mineralized shoots on the Pavon Norte, Ahumada and Pavon Central Veins (see Table below).  This used a combination of diamond drill intercepts and surface trench assays and reflects strictly in-situ mineralized zones using a 5.0 g/t Au cutoff, with no consideration of possible mining methods, metal recovery or costs.  This currently suggests a potential tonnage of up to 587,050 tonnes at a grade of 13.3 g/t Au, containing up to 250,900 ounces of gold within the three shoots.  The reader is cautioned that insufficient drilling has been completed to date to define a resource that falls into the Inferred, Indicated or Measured categories as set out in NI43-101 and it is not certain if additional work will result in any of the three zones being delineated as a mineral resource.

The data for the inventory was derived from a combination of diamond drill intercepts and surface trenches (mostly saw-cut samples).  In the estimate, which is tabulated below, drill and trench gold grades were given no top cut.  The greatest impact of this is in the Ahumada zone, which contained a 118 g/t Au sample.  Polygon block dimensions were measured on-screen on sections and plan views generated in Downhole Explorer.  Blocks were extended half way between drill holes or trenches, and a maximum of 60m down dip from drill pierce points.  Areas with +5.0 g/t Au trench data but no supporting drill intercepts were excluded from this mineral inventory.  This excluded the high grade trenches in Pavon Central.

Table 1: Conceptual tonnage and grade figures at Natividad after Phase 1 drilling

Shoot	Tonnes	Grade (g/t Au)	Au Oz	Ave Width (m)	Data Points
Pavon Norte	334,157	8.98	96,487	2.04	14
Ahumada	164,240	21.04	111,133	2.12	6
Pavon Central	88,653	15.18	43,280	2.80	3
Total	587,050	13.29	250,900

Regional Target Generation

Generative mapping and geochemical sampling has also outlined other gold-bearing epithermal vein systems in the Las Vallas and El Pastal (Natividad II Concession), and La Patriota (El Milagros II) target areas.  These vein systems contain locally anomalous Au values in rock and soil samples (rare values of +5.0 g/t Au), with some structures traceable for +1.0km on strike.

La Patriota Update

Radius completed stream sediment and local rock and soil sampling of a 3.0 x 2.0 km area near the village of La Patriota.  Sampling of old workings gave local values of up to 30 g/t in Fe-stained fractures within volcanic flow breccias.  Meridian’s exploration teams began 1:5,000 scale mapping and follow-up rock and soil sampling of a 2.0 x 3.0 km area in mid-2005.  A series of a least five structures –associated with argillic alteration, silicification and minor quartz veining- and three hydrothermal breccia zones have been mapped in the core area hosted by a bi-modal volcanic sequence.

Multi-element analyses indicate that the veins in the La Patriota area contain significantly more base metals (Cu, Pb, and Zn) and pyrite than the Pavon area veins.  This may be a result of a deeper level of exposure, or possibly the result of association with a more intermediate sulfidation vein system.

Regional Geophysics

An airborne differential magnetic/radiometric survey of 4500 line-kilometers was flown by McPhar Geophysical in May-June 2005.  The survey covered an area of approximately 40,000 hectares on the Natividad 1, Geminis and El Milagro I Concessions.

At the time of writing of the report, Meridian had not received the final processed aeromagnetic and radiometric data to prioritize targets for evaluation on the large untested areas of the concessions.  Once available, the data will be reviewed to help define priority areas for generative exploration in late 2005/2006.

Future Work at Natividad

Meridian have recommended an aggressive exploration program starting at the end of 2005 to evaluate as much ground as possible on the joint venture area between late 2005 and mid 2006. Exploration Priorities will include:

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Phase II man-portable diamond drilling beginning in February 2006, to follow up on favorable drill areas or test new concepts within the Natividad I Concession. Approximately 3,500m of drilling has been budgeted;

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Diamond drilling of the Natividad II and Milagros II Concessions in April-May, 2006 when the drilling Plan of Operations are approved;

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Follow up on identified targets at Las Vallas, El Pastal and La Patriota;

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Evaluation of new targets identified by the airborne geophysical survey;

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Regional stream sediment sampling.

Radius looks forward to reviewing and reporting on the progress of the work program in the coming months.

Qualified Persons

Nancy Reardon M.Sc., P.Geol. is the Qualified Person as defined in NI 43-101 responsible for verifying that the results presented in this press release have been accurately summarized from the summary report provided to the Company by Meridian Gold Inc.

Mark Hawksworth, M.Sc., P.Geol., an employee of Meridian Gold Inc., is the Qualified Person responsible for the design and management of the Natividad exploration program, including the current drill program.  Geologic and exploration procedures, data compilation practices, analytical procedures, quality assessment and quality control standards have been reviewed.  It has been determined that work undertaken within these areas on the Natividad Joint Venture has been completed in a professional manner and meets NI 43-101 Standards.

All sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras.  Samples were transported from Managua, Nicaragua, to the CAS laboratory in Tegucigalpa, Honduras by CAS laboratory personnel.  Reject samples and pulps are currently being stored at the CAS facility.  Samples were analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish.  Samples that ran over 1.0 g/t Au from this method were re-analyzed for both Au and Ag using a 30 gram pulp, Fire Assay with Gravimetric finish.  Commercial 40-gram standards (prepared by CDN Resource Laboratories Ltd) and blank samples (collected at the property) were inserted into each sample shipment at intervals of approximately one standard and one blank per every 20 drill samples.  Two batches of drilling reject samples were shipped from CAS to CHEMEX in Vancouver for Au-Ag re-analyses and multi-element ICP analyses.

Background

The Natividad (El Pavon) low sulphidation epithermal vein system was discovered by Radius in 2003.  In September 2004, Meridian optioned Natividad from Radius.  The agreement gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire (see release NR-RGI5, Sept. 23rd 2004)

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million